CIRUS TELECOM, INC.
                              705 Bronx River Road
                                    Suite 100
                             Yonkers, New York 10704

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about January 25, 2002, by Cirus Telecom, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.0001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of two new members to the Company's Board of Directors.

     On January 22, 2002, the Company entered into an Agreement and Plan of Merger with THC Merger Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), THC Internet Solutions, Inc., a Delaware corporation ("THC"), Jeffrey L. Cook ("Cook"), Fanny Lewandowski ("Lewandowski"), Kevin Moran ("Moran"), and Angel Arias ("Arias")(Cook, Lewandowski, Moran and Arias are collectively referred to as the "THC Stockholders"). Pursuant to the terms of the Agreement and Plan of Merger which closed on January 22, 2002, Subsidiary acquired all of the issued and outstanding shares of capital stock of THC from the THC Stockholders in exchange for an aggregate of 71,025,145 newly issued shares of the Company's common stock (the "Acquisition"). Concurrently with the Acquisition, THC was merged with and into Subsidiary. As a condition to the Acquisition, the Company's sole director prior to the transaction is required to appoint Kevin Moran and Angel Arias as members of the Company's Board of Directors. The Company's current member of the Board of Directors, Amar Bahadoorsingh, will remain a director.

     This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Messrs. Moran and Arias.

     The information contained in this Information Statement concerning THC and Messrs. Moran and Arias has been furnished to the Company by THC. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

     The Common Stock is the only class of voting securities of the Company outstanding. As of January 22, 2002, there were 98,646,035 shares outstanding and entitled to one vote per share. Holders of the Company's Class A and Class B Preferred Stock are not entitled to vote except on matters which directly affect their rights or preferences.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

     o each person known to beneficially own more than five percent of the Common Stock;
     o    each director of the Company (including proposed directors); and
     o    all directors and executive officers as a group.


Name and Address                                   Shares of        Percent
of Beneficial Owner (1)                          Common Stock       of Class
-----------------------                          ------------       --------

Amar Bahadoorsingh                                1,500,000           1.5%

Kevin Moran                                       2,959,384           3.0%

Angel Arias                                       1,973,078           2.0%

Fanny Lewandowski                                39,458,255          40.0%

Jeffrey L. Cook                                  26,634,428          27.0%

All officers and directors, after
  completion of the Acquisition (3 persons)       6,432,462           6.5%
-----------------------

1. The address for each of the named persons is c/o Cirus Telecom, Inc.,705 Bronx River Road, Flushing, New York.



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

DIRECTORS AND EXECUTIVE OFFICERS

     The following sets forth the name, age and positions, of the Company's sole officer and director prior to the Acquisition. Also set forth below is information as to the principal occupation and background for such person.

     Amar Bahadoorsingh, 31, has been our Chairman, Chief Executive Officer and a director since February 2001. Prior to his appointment at Cirus, Mr. Bahadoorsingh was the President of 9278 Communications, Inc. from December 1999 through October 2000. Mr. Bahadoorsingh From December 1998 through December 1999, Mr. Bahadoorsingh was President and Chief Executive Officer of iLink Telecom, Inc. From August 1997 to December 1998, Mr. Bahadoorsingh was Director of Corporate Finance for Insync Securities Limited, a boutique brokerage firm. From September 1994 to July 1997, Mr. Bahadoorsingh founded and was marketing director of Brave New World Travel Management Ltd., a travel management company. Mr. Bahadoorsingh holds a Bachelor of Arts degree in Sociology from the University of Western Ontario located in London, Ontario, Canada and a Master's of Business Administration degree from Queen's University, located in Kingston, Ontario, Canada, with a focus on management and marketing strategy.

APPOINTMENT OF NEW DIRECTORS

     The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the Company will take all action necessary to cause Kevin Moran and Angel Arias to be appointed to the Board of Directors. Set forth below is certain information with respect to Messrs. Moran and Arias:

     Kevin J. Moran, 53, will become a director and chief financial officer of the Company. Mr. Moran has been a self employed CPA licensed by New York State, has been providing services to a variety of clients since 1986. Prior to that, he held several financial management positions in publicly held companies between 1979 and 1986. Mr. Moran was employed at Ernst & Young in 1979, when he accepted a financial management position in private industry.

     Angel Arias, 38, will become a director and vice president of the Company. Mr. Arias was national sales manager for Startec Global Communications, Inc. from January 2000 through November 2001. Prior to Startec's acquisition of DLC Enterprises Inc., Mr. Arias was director of sales for DLC from May 1998 to January 2000. From February 1995 through April 1998, Mr. Arias was engaged in sales for LCI International, Inc., including his position as a field coordinator. Prior to 1995, Mr. Arias was engaged in real estate sales and served in the US Army from 1983 to 1987, completing his duty with the rank of sergeant.

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

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

     Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended September 30, 2001, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

COMPENSATION OF DIRECTORS

     The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form the compensation received by our Chief Executive Officer and other officers earning in excess of $100,000, for the last fiscal year, his only year of employment with the Company.


                                                                                    long-term
Name                                annual compensation                             compensation awards
and                                 -------------------                             ---------------------
principal                                      annual                               securities underlying
position                            year       salary          bonus      other     options/sars
---------                           ----       ------          -----      -----     ---------------------
Amar Bahadoorsingh,
Chairman and Chief                  2001       $ 90,000       $   --     $   --           --
Executive Officer
--
Kashif Syed                         2001      $ 108,000       $   --     $   --           --
CTO and Director(1)
----------------------------

1.   Mr. Syed resigned from the Company on December 19, 2001.


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

EMPLOYMENT AGREEMENTS

     On February 6, 2001, Mr. Bahadoorsingh entered into an employment agreement with the Company's predecessor to be employed as president and chief executive officer for a term of two years. Mr. Bahadoorsingh serves as president and chief executive officer of the Company. Mr. Bahadoorsingh receives an annual salary of $90,000 for the first year and $120,000 for the second year of the agreement. The agreement also contains customary terms and provisions for an agreement of this nature.


                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CIRUS TELECOM, INC.

                                    By: /s/ AMAR BAHADOORSINGH
                                        ----------------------
                                        Amar Bahadoorsingh,
                                        President and Chief Executive Officer